Supplement to Prospectus Dated May 1, 2000
                        Supplement dated October 23, 2000

This Supplement should be retained with the current Prospectus for your variable annuity contract issued by American Skandia Life Assurance Corporation ("American Skandia"). If you do not have a current prospectus, please contact American Skandia at 1-800-SKANDIA.

                            A. NOTICE OF SUBSTITUTION

American Skandia has filed an exemptive application with the Securities and Exchange Commission ("SEC") to substitute the following "Replaced Portfolio/Sub-Account" with the "Substitute Portfolio/Sub-account". The Replaced Portfolio/Sub-account described below is only available until the effective date of the Substitution, at which time it will cease to be offered as an investment options. The Substitute Portfolio/Sub-account is only available as of the date of the Fund Substitution and is only available to those Contract Owners affected by the Fund Substitution.

--------------------------------------------------------- ---------- ---------------------------------------------------------------
             REPLACED PORTFOLIO/SUB-ACCOUNT                                         SUBSTITUTE PORTFOLIO/SUB-ACCOUNT

--------------------------------------------------------- ---------- ---------------------------------------------------------------
Alger American Growth portfolio of The Alger American Fund/AA            AST Alger Growth portfolio of American Skandia Trust/AST
Growth Sub-account                                                       Alger Growth Sub-account
--------------------------------------------------------------- -------- -----------------------------------------------------------
The Alger  American  Fund - Growth:  seeks  long-term  capital           AST Alger  Growth:  seeks  long-term  capital  growth.  The
appreciation.  The  Portfolio  focuses  on  growing  companies           Portfolio invests primarily in equity  securities,  such as
that generally have broad product  lines,  markets,  financial           common  or  preferred  stocks,  that  are  listed  on  U.S.
resources    and   depth   of    management.    Under   normal           exchanges or in the over-the-counter  market. The Portfolio
circumstances,  the Portfolio  invests primarily in the equity           focuses  on growing  companies  that  generally  have broad
securities  of large  companies.  The  Portfolio  considers  a           product lines,  markets,  financial  resources and depth of
large  company to have a market  capitalization  of $1 billion           management.  The  Portfolio  normally  invests at least 65%
or greater.                                                              of its  total  assets  in equity  securities  of  companies that, at the time of purchase of the securities, have total market capitalizations of $1 billion or greater.

--------------------------------------------------------------- --- ---- -----------------------------------------------------------

We expect to receive the SEC Exemptive Order and complete the Substitution by the end of November 2000. Those Contract Owners effected by the Substitution will receive additional information from American Skandia notifying them of their rights under the SEC Exemptive Order.

For a 30 day period following the Substitution, Contract Owners will be allowed to transfer Account Value out of the Replaced Portfolio/Sub-account to any other investment options available under the Annuity. Any such transfers during this period will not count in determining whether the maximum number of free transfers has been exceeded. Additionally, the transfer of Account Value from the Replaced Portfolio/Sub-account to the Substitute Portfolio/Sub-account would also not be subject to a transfer fee nor count in determining whether the maximum number of free transfers have been exceeded. The Substitution will not affect your rights or our obligations under the Annuity and American Skandia will bear any expenses in connection with the Substitution.

                    B. ADDITIONAL VARIABLE INVESTMENT OPTIONS

The underlying Portfolio shown below is being offered as a Sub-account under your Annuity.

------------------------------------------------------------------------------------------------------------------------------------
                                           Underlying Mutual Fund Portfolio Annual Expenses
                               (as a percentage of the average net assets of the underlying Portfolios)
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------- --------------- ------------- --------------- -------------- -------------- ----------
                                                Management     Other          12b-1 Fees    Total Annual        Fee        Net
                                                   Fees         Expenses                      Portfolio    Waivers and     Annual
            UNDERLYING PORTFOLIO                                                              Operating      Expense       Fund
                                                                                              Expenses     Reimbursement 1 Operating
                                                                                                                           Expenses
--------------------------------------------- --------------- ------------- --------------- -------------- -------------- ----------
American Skandia Trust: 2
  AST Alger Growth 3                               0.75%         0.23%           0.00%           0.98%          0.19%         0.79%
--------------------------------------------- --------------- ------------- --------------- -------------- -------------- ----------

1 The Investment Manager of American Skandia Trust has agreed to reimburse and/or waive fees for certain Portfolios until at least April 30, 2001. The caption "Total Annual Fund Operating Expenses" reflects the Portfolios' fees and expenses before such waivers and reimbursements, while the caption "Net Annual Fund Operating Expenses" reflects the effect of such waivers and reimbursements.

2 American Skandia Trust (the "Trust") adopted a Distribution Plan (the "Distribution Plan") under Rule 12b-1 of the Investment Company Act of 1940 to permit an affiliate of the Trust's Investment Manager to receive brokerage commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these commissions to promote the sale of shares of such Portfolios. The staff of the Securities and Exchange Commission takes the position that commission amounts received under the Distribution Plan should be reflected as distribution expenses of the Portfolios. The Portfolios would pay the same or comparable commission amounts irrespective of the Distribution Plan; accordingly, total returns for the Portfolios are not expected to be adversely affected. The Distribution Fee estimates are derived from data regarding each Portfolio's brokerage transactions, and the proportions of such transactions directed to selling dealers, for the period ended December 31, 1999. However, it is not possible to determine with accuracy actual amounts that will be received under the Distribution Plan. Such amounts will vary based upon the level of a Portfolio's brokerage activity, the proportion of such activity directed under the Distribution Plan, and other factors.

3 This Portfolio commenced operations in October 2000, however, it is only available as of the date of the Fund Substitution and is only available to those Contract Owners affected by the Fund Substitution. "Other Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2000.

EXPENSE EXAMPLES

The Expense Example shown below is being added with respect to the new Portfolio that is being offered as a Sub-account under your Annuity.

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                                                                  Expense Examples
                                                  (amounts shown are rounded to the nearest dollar)
------------------------------------------------------------------------------------------------------------------------------------

                                         -------------------------------------------- ----- ----------------------------------------
                                    If you  surrender  your  Annuity at the                      If  you  do  not  surrender   your
                                     end of the applicable time period,  you                      Annuity   at   the   end   of  the
                                     would pay the  following  expenses on a                      applicable  time  period  or begin
                                     $1,000  investment,  assuming 5% annual                      taking  annuity  payments  at such
                                     return on assets:                                            time,  you would pay the following
                                                                                                  expenses  on a $1,000  investment,
                                                                                                  assuming   5%  annual   return  on
                                                                                                  assets:
                                        -------------------------------------------- ----- -----------------------------------------


                                            After:                                         After:
-------------------------------------------- --------- --------- -------- ---------- ------ --------- --------- --------- ----------
Sub-Account:                                 1 Year    3 Years   5 Years  10 Years          1 Year    3 Years   5 Years   10 Years
-------------------------------------------- --------- --------- -------- ---------- ------ --------- --------- --------- ----------
Stagecoach Variable Annuity Plus:
   AST Alger Growth                             92       129       158       254               22        69       118        254
-------------------------------------------- --------- --------- -------- ---------- ------ --------- --------- --------- ----------
Prior Contract Stagecoach Variable Annuity:
   AST Alger Growth                             93       131       162       260               23        71       122        260
-------------------------------------------- --------- --------- -------- ---------- ------ --------- --------- --------- ----------

                      C. PORTFOLIO/SUB-ACCOUNT NAME CHANGES

1. Effective October 23, 2000 GAMCO Investors, Inc. will be the new portfolio sub-advisor for the AST T. Rowe Price Small Company Value portfolio. In connection with this change the portfolio's name is changed to "AST Gabelli Small-Cap Growth."

                       D. MAXIMUM NUMBER OF FREE TRANSFERS

The maximum number of transfers you can make between investment options each Annuity Year without being subject to a Transfer Fee is increased from twelve
(12) to twenty (20).

                              E. PARTIAL EXCHANGES

TAX CONSIDERATIONS

The following paragraph replaces the corresponding paragraph under the Tax Considerations section in your Annuity prospectus:

Special rules in relation to tax-free exchanges under Section 1035:

On November 22, 1999, the Internal Revenue Service issued an acquiescence in the decision of the United States Tax Court in Conway v. Commissioner (111 T.C. 350
(1998)) that a taxpayer's partial surrender of a non-qualified annuity contract and direct transfer of the resulting proceeds for the purchase of a new non-qualified annuity contract qualifies as a non-taxable exchange under Section 1035 of the Internal Revenue Code. "Acquiescence" means that the IRS accepts the holding of the Court in a case and that the IRS will follow it in disposing of cases with the same controlling facts. Prior to the Conway decision, industry practice has been to treat a partial surrender of account value as fully taxable to the extent of any gain in the contract for tax reporting purposes and to "step-up" the basis in the contract accordingly. However with the IRS' acquiescence in the Conway decision, partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% IRS tax penalty on pre-age 59 1/2 withdrawals. The IRS reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example, we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. As of the date of this prospectus supplement, we will treat a partial surrender of this type as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% IRS early distribution penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

While the principles expressed in the Conway decision appear applicable to partial exchanges from life insurance, there is no guidance from the Internal Revenue Service as to whether it concurs with non-recognition treatment under
Section 1035 of the Code for such transactions. We will continue to report a partial surrender of a life insurance policy as subject to current taxation to the extent of any gain. In addition, please be cautioned that no specific guidance has been provided as to the impact of such a transaction for the remaining life insurance policy, particularly as to the subsequent methods to be used to test for compliance under the Code for both the definition of life insurance and the definition of a modified endowment contract.


WFV2-SUPP.- (10/23/2000)                                    SV2-SUPP. 10/23/2000